Exhibit 4(k)

        PROTECTIVE LIFE INSURANCE COMPANY        P. O. BOX 2606        BIRMINGHAM, ALABAMA        35202-2606

EARNINGS ENHANCEMENT DEATH BENEFIT (EEDB) RIDER

This rider amends the Contract to which it is attached by adding the following provisions and making them part of the Contract as of the EEDB Rider Date.

Earnings Enhancement Death Benefit (EEDB)

At the time we pay the death benefit as provided in the Contract, we will pay an additional amount, if positive, determined by the formula below:

EEDB = A × B, where

A =	40% if the EEDB Rider Date is prior to the oldest Owner's 70th birthday; or 25% if the EEDB Rider Date is on or after the oldest Owner's 70th birthday.
B =	the lesser of:
    (1)
    The Contract Value minus the Earnings Benefit Base; or

    (2)
    200% of the amount equal to: the Earnings Benefit Base minus Purchase Payments received on or after the date that is 12 months prior to the deceased Owner's date of death.

The Earnings Benefit Base is equal to:

  a)
  Contract Value on the EEDB Rider Date; plus

  b)
  Purchase Payments accepted by the Company after the EEDB Rider Date; minus

  c)
  Purchase Payments withdrawn from the Contract after the EEDB Rider Date, including applicable surrender charges, if any.

The Contract Value and the Earnings Benefit Base are determined as of the end of the Valuation Period during which we receive due proof of death.

EEDB Spousal Continuation Election

If a Beneficiary who is the surviving spouse of a deceased Owner qualifies for and elects, in lieu of receiving the death benefit, to continue the Contract and become the new Owner as provided in the Contract, we will add an amount equal to the EEDB to the Contract Value. We will allocate the amount we add according to the Purchase Payment instructions then in effect but the amount we add will not be considered a Purchase Payment.

Earnings Enhancement Death Benefit after a Spousal Continuation Election

After a Spousal Continuation Election, the Earnings Benefit Base will reset to:

  a)
  Contract Value on the date as of which we determine the amount equal to the EEDB; plus

  b)
  Purchase Payments accepted by the Company after the date as of which we determine the amount equal to the EEDB; minus

  c)
  Purchase Payments withdrawn from the Contract after the date as of which we determine the amount equal to the EEDB, including applicable surrender charges, if any.

Change of Owner

The value for A in the EEDB formula is established on the EEDB Rider Date and is not affected by any subsequent change of Owner except the value for A will become 0% if any new Owner was 70 years old or older on the EEDB Rider Date.

Non-natural Owner

If any Owner is not a natural person, provisions referring to Owner will apply to the Annuitant.

Termination

This rider terminates on the earlier of:

  (1)
  Annuity Commencement Date; or,

  (2)
  The later of the oldest Owner's 90th birthday or the 10th Contract Anniversary.

Once issued, this rider may not otherwise be terminated by either the company or the Owner except by terminating the Contract.

Cost

While this rider is in effect, the Mortality and Expense Risk Charge for your Contract is {M&E%} per annum of the average daily net assets of the Variable Account. The Mortality and Expense Risk Charge will be reduced by 0.25% per annum upon the termination of this rider.

Signed for the Company as of the EEDB Rider Date that is {DATE}.

PROTECTIVE LIFE INSURANCE COMPANY
/s/ DEBORAH J. LONG
Secretary